SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 3, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CNPJ: 76.535.764/0001 -43
NIRE 5330000622-9
PUBLICLY HELD COMPANY

Minutes of the Extraordinary General Shareholders’ Meeting,
Held on September 30, 2005.

Date , Time, and Place:
On the 30th of September, 2005, at 10:00 a.m., at Brasil Telecom S.A.’s (“Company”) headquarters, in Brasília, Distrito Federal, at SIA Sul ASP Lote D, Bloco B.

Call and Publications:
Call Notice published pursuant to the provisions of art. 123 of Law 6,404/76 in the editions of August 01, 02, and 05, 2005 of the Federal Official Gazette (Diário Oficial da União), and of the newspapers Correio Braziliense and of Valor Econômico, and are filed at the Company’s headquarters.

Presence:
Shareholders representing more than 99% of the Company’s voting capital, according to the signatures in the Shareholders’ Presence Book. Register has also been made of the presence of Messrs. Mario Lucio Santana de Vasconcelos and Diana Soares Ribeiro da Silva, court officers appointed by the Judge of the 4th Federal Circuit Court of the Judiciary Section of the Distrito Federal, to ensure that the present Meeting be peacefully held, pursuant to the decisions rendered on September 28 and 29, 2005 (Docs. 01 and 02), disclosed through the material facts published by the controlling shareholder, Brasil Telecom Participações, dated September 29, 2005 (Docs. 03 and 04).

Meeting’s board:
Once the quorum of present shareholders was verified, pursuant to the provisions of art. 135 of Law 6,404/76, the Extraordinary General Shareholders’ Meeting was opened by Mr. Francisco Aurélio Sampaio Santiago, Network Executive Officer, as provided for in article 17 of the Company’s By-Laws, in view of the absence of the Company’s Chief Executive Officer (“CEO!). Due to the absence of the Company’s CEO, and still according to the provisions of the above mentioned provision of the Company’s By-Laws, Mr. Francisco Aurélio Sampaio Santiago, took over as president of this Meeting, having invited Mr. Darwin Corrêa to be the secretary.

Day’s Agenda:
1.	To make a resolution on the removal of the Board of Directors’ members and election of new members; and
2.	To make a resolution on the election of the Board of Directors’ Chairman and Vice- Chairman.

Resolutions:
Before examining the Day’s Agenda, the shareholders present at the Meeting approved by unanimity of votes that the Minutes of this Extraordinary General Shareholders’ Meeting be drafted in summarized form, pursuant to the provisions of art. 130, 1st paragraph, of Law 6,404/76 (Brazilian Corporations Law), being authorized the submission of votes and objections, which shall be received by the Meeting’s board and filed at the Company’s headquarters. The publication of these Minutes has also been approved without the signatures of the present shareholders, pursuant to the provisions of art. 130, 2nd paragraph, of Law 6,404/76.

Preliminarily, the shareholder Brasil Telecom Participações S.A. (“Brasil Telecom Participações”), which holds more than 99% (ninety nine percent) of Company’s voting capital, requested permission to speak, in order to register that on September 29, 2005, a document entitled “Notice of Cancellation”, signed by the Chairman of the Company’s Board of Directors, was released, through which it was informed, in short, that the Board of Directors had made a resolution to cancel the call for the present Meeting, due to the content of Official Letter N. 106/2005-CMA, sent to Company’s CEO on September 28, 2005, by the President of the Comissão de Meio Ambiente, Defesa do Consumidor e Fiscalização e Controle da Subsecretaria de Apoio às Comissões Permanentes, da Secretaria de Comissões do Senado Federal (Environment, Consumers’ Defense and Supervision and Control Commission of the Sub-Department of Support to Permanent Commissions, of the Department of Commissions of the Federal Senate), Senator

Leomar Quintanilha (Docs. 05 and 06). Brasil Telecom Participações stressed, by the way, that the present Meeting was called by virtue of its request, which has been made based on art. 123, sole paragraph, item “c”, of Law 6,404/76, addressed to the Company’s Board of Directors on August 25, 2005 (Doc. 07).

The shareholder Brasil Telecom Participações registered that through several disclosures of material facts published on this date it reiterated the terms of the Notice it had disclosed to the Shareholders on September 01, 2005 (Doc. 08), also registering its understanding that the cancellation of a call for a Meeting called pursuant to the aforementioned provision of the Brazilian Corporations Law, without the prior and express consent of the shareholder who made the request for the call, is considered imprudent, void and legally ineffective.

Furthermore, Brasil Telecom Participações registered that the resolution of the Company’s Board of Directors was adopted based on a wrong judgment about a suggestion presented by Senator Leomar Quintanilha, President of the Comissão de Meio Ambiente, Defesa do Consumidor e Fiscalização e Controle do Senado Federal. However, according to the clarifications made by Senator Ana Julia Carepa, as effective member of the referred Commission of the Federal Senate, and sent to Minister Benjamin Zymler, of the Federal Government Audit Court (Tribunal de Contas da União) yesterday, “the suggestion forwarded by Senator Leomar Quintanilha was not a matter put to discussion by the Commission, [being] therefore unknown to its members”, and does not constitute, therefore, a board act of the referred Commission. In view of the above, Senator Ana Julia Carepa suggested that the present Meeting be held, whose purpose is “the removal of Opportunity Group from Brasil Telecom S.A.”, there not being in her understanding “any reason for any interference in the natural course of this process.” (Doc. 09). The clarifications made by the aforementioned Senator were the subject of a material fact disclosed by Brasil Telecom Participações yesterday (Doc. 10)

According to the material fact disclosed by it yesterday, Brasil Telecom Participações also clarified that Minister Benjamin Zymler, of the Federal Government Audit Court, took what Brasil Telecom’s Board of Directors called “order” as a claim, therefore non-binding, denying the preliminary injunction requested by Senator Leomar Quintanilha, therefore, confirming the necessity of this Meeting to be held (Doc. 11 and 12).

Additionally, Brasil Telecom Participações clarified to all the persons present that the aforementioned decision of the Judge of the 4th Federal Circuit Court of the Judiciary Section of the Distrito Federal rendered yesterday, confirms the decision previously rendered by the same court and expressly ensures the holding of this Meeting, acknowledging the absence of grounds of the aforementioned “Cancellation Notice” (Docs. 01 and 02)

The shareholder Citigroup Venture Capital International Brazil, L.P. registered that the Judge of the United States District Court, Southern District of New York rendered a preliminary decision yesterday, enjoining all those who are connected to Mr. Daniel Valente Dantas and to Opportunity Equity Partners Ltd., who become aware of it to abstain from obstructing or interfering in the holding of the Meeting, pursuant to the material fact disclosed on the same day by Brasil Telecom Participações (Doc. 13). The shareholder Citigroup requested that the full content of the decision rendered in New York be read so that all those who were present become aware of it, what was done by the Secretary of the Meeting (Doc. 14).

In view of the above, the shareholders Brasil Telecom Participações and Citigroup Venture Capital International Brazil, L.P., which hold more than 99% (ninety nine percent) of the Company’s voting capital, registered a proposal that the present shareholders vote in the sense of disregarding the illicit “Notice of Cancellation”, since it is legally void and ineffective. The President put the matter to the vote and it was approved by the unanimity of the votes cast, which represented almost the totality of the Company’s voting capital, the abstention of the shareholder Kenneth Clark being registered.

Once the preliminary issue was resolved, the Meeting’s President registered the receipt of vote instructions approved in the Prior Meetings of Invitel S.A.’s shareholders (Doc. 15) and Brasil Telecom Participações’ (Doc. 16), previously held on September 19, 2005 and September 26, 2005, respectively, in which the direction of the votes to be cast in the present Meeting by the shareholders bound to the referred agreements was defined.

That being registered, the Meeting’s President moved on to item 1 of the Day’s Agenda, which refers to the removal of the members of the Company’s Board of Directors and election of new members.

Thus, after discussing this matter, the proposal of the shareholders Brasil Telecom Participações and Citigroup Venture Capital International Brazil, L.P., which hold more than 99% (ninety nine percent) of the Company’s voting capital, was approved by the unanimity of the votes cast, representing almost the totality of the Company’s voting capital, the abstention of the shareholder Kenneth Clark being registered, in the sense of removing the current members of the Company’s Board of Directors, except for Mr. Antonio Cardoso dos Santos, currently without an alternate member, who was elected by the separate vote of the shareholders holding preferred shares, pursuant to the 2nd paragraph of art. 25 of the Company’s By-Laws.

Regarding the election of the new members of the Company’s Board of Directors, Brasil Telecom Participações registered, initially, that besides the vote instructions in connection with the Prior Meetings of Invitel S.A.’s and Brasil Telecom Participações S.A.’s shareholders, it received a notice from the shareholder Telecom Italia International N.V., dated September 29, 2005. Accordingly, the remarks below being considered, the shareholder Brasil Telecom Participações registered, in compliance with the mentioned vote instructions, the proposal that the appointment of the 6 (six) effective members and respective alternate members for the Board of Directors be made on the persons listed below, who shall be elected to complete the terms of office of the members being currently removed:

Sergio Spinelli Silva Junior, Brazilian, married, lawyer, registered before the OAB/SP under N. 111.237, registered before the Federal Revenue Service under CPF/MF N. 111.888.088 -93, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Alameda Joaquim Eugênio de Lima n° 447; Pedro Paulo Elejalde de Campos, Brazilian, married, engineer and business administrator, bearer of the Identity Card N. 3.006.244.549 SSP/RS and registered before the Federal Revenue Service under CPF/MF N. 264.776.450 -68, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Av. Brigadeiro Faria Lima, n° 2.055, 14° andar; Elemér André Surányi, Brazilian, married, economist, bearer of the Identity Card N. 11.621.844 SSP-SP, registered before the Federal Revenue Service under CPF/MF N. 114.870.148 -64, resident and domiciled in the city of São Paulo, State of São Paulo, wi th office at Alameda Joaquim Eugênio de Lima n° 447; and Fabio de Oliveira Moser, Brazilian, married, banker, bearer of the Identity Card N. 06180277-3 IFP/RJ and registered before the Federal Revenue Service under CPF/MF 777.109.677 -87, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Botafogo, 501 – 3º e 4º andares; André Urani, Brazilian, divorced, economist, bearer of the Identity Card N. 059095380, issued by Detran-RJ, registered before the Federal Revenue Service under CPF/MF 863.877.827 -91, resident and domiciled at Rua Sambaíba, 699, bloco 2, ap. 404, Rio de Janeiro - RJ; and Jorge Luiz Sarabanda da Silva Fagundes, Brazilian, divorced, economist, bearer of the Identity Card N. 06329980-4, issued by IFP/RJ and registered before the Federal Revenue Service under CPF/MF 756.190.087 -20, resident and domiciled at Avenida Rui Barbosa 532, ap. 1201, Rio de Janeiro - RJ; as effective members; and Alberto Ribei ro Guth, Brazilian, divorced, engineer, bearer of the Identity Card N. 4.047.152 IFP/RJ and registered before the Federal Revenue Service under CPF/MF N. 759.014.807 -59, resident and domiciled in Rio de Janeiro, State of Rio de Janeiro, with office at

Rua Lauro Muller, nº 116, sala 2.201, Botafogo; Marcel Cecchi Vieira, Brazilian, married, engineer, bearer of the Identity Card N. 20.653.675 -5 SSP/SP and registered before the Federal Revenue Service under CPF/MF N. 143.917.738 -48, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, n° 2055, 14° andar; Renato Carvalho do Nascimento, Brazilian, married, engineer, bearer of the Identity Card N. RG n° 4.013.603 SSP/MG and registered before the Federal Revenue Service under CPF/MF N. 633.578.366 -53, resident and domiciled in São Paulo, State of São Paulo, with office at Av. Brigadeiro Faria Lima, n° 2.055, 14° andar; and Adriana Duarte Chagastelles, Brazilian, married, banker, bearer of the Identity Card N. 07179413-5, issued by IFP/RJ and registered before the Federal Revenue Service under CPF/MF N. 912.472.927 -20, resident and domiciled in the city and state of Rio d e Janeiro, at Praia do Botafogo, 501 – 3º e 4º andares; Carmen Sylvia Motta Parkinson, Brazilian, divorced, lawyer, registered before the OAB/RJ under N. 27.017 and registered before the Federal Revenue Service under CPF/MF N. 468.930.087 -91, resident and domiciled at Rua dos Pinheiros 870, conjunto 103, São Paulo - SP; and Célia Beatriz Padovan Pacheco, Brazilian, divorced, lawyer, registered before the OAB/SP under N. 79.095 and registered before the Federal Revenue Service under CPF/MF N. 030.245.198 -66, resident and domiciled at Alameda Ministro Rocha Azevedo 647, ap. 121, São Paulo - SP, as the respective alternate members.

With regard to its vote, the shareholder Brasil Telecom Participações referred it to the vote instructions resulting from the Prior Meetings of Invitel’s shareholders and Brasil Telecom Participações S.A. and their respective records.

When it was put to the vote, the proposal of the shareholder Brasil Telecom Participações was approved by the unanimity of the votes cast, representing almost the totality of the Company’s total voting capital, the abstention of the shareholder Kenneth Clark being registered.

For the purposes of what is provided for in CVM Instruction N. 367 (Instrução CVM n° 367), of May 29, 2002, the Meeting’s President registered the receipt of the résumés and representations of the persons appointed above to compose the Company’s Board of Directors.

Regarding item 2 of the Day’s Agenda, the shareholders Brasil Telecom Participações and Citigroup Venture Capital International Brazil, L.P. registered a proposal in the sense of Messrs. Sergio Spinelli Silva Junior and Pedro Paulo Elejalde de Campos being elected for the offices of Chairman and Vice-Chairman of the Company’s Board of Directors, respectively. Put to the vote, the proposal was approved by the unanimity of the votes cast, representing almost the totality of the Company’s total voting capital, the abstention of shareholder Kenneth Clark being registered.

The shareholders BT Pension Scheme, Royal Mail Pension Plan and Norges Bank submitted to the Board their votes in connection with items 1 and 2 of the Day’s Agenda, which were received and authenticated and shall be filed at the Company’s Headquarters (Doc. 17).

The shareholder Brasil Telecom Participações registered its understanding that, pursuant to the sole paragraph of art. 27 of the Company’s By-Laws, the Company’s Board of Directors should meet in order to resolve on the removal of the Company’s current Executive Officers and on the election of new officers to replace them, this being a matter of manifest urgency, so as to complete the process of replacement of the managers connected to the Opportunity Group.

The Meeting’s President requested the Secretary to inform all the present persons of the full content of the Order rendered by the President of the Superior Tribunal de Justiça (Superior Court of Justice), Minister Edson Vidigal, in which he confirms “the ruling of the suspension of injunction granted by this Presidency – SLS 128, which prevents that any obstacles be created in order to avoid that this Meeting is held, except if the Supremo Tribunal Federal (Federal Supreme Court) orders otherwise, which is yet, to be known”. This Order was received by the Meeting’s Board and shall be filed at the Company’s headquarters (Doc. 18)

Closing:
There being nothing else to be discussed, the Meeting was closed by the President and these Minutes were drafted, which, once read and considered correct, were signed by all the present Shareholders, and by the Meeting’s President and Secretary. The publication of the minutes without the signature of the present shareholders has been authorized.

Brasília, September 30, 2005

Francisco Aurélio Sampaio Santiago	Darwin Corrêa
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer